UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

TuanChe Limited

(Name of Issuer)

Class A Ordinary Shares, par value of $0.0001 per share

(Title of Class of Securities)

89856T104**

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** CUSIP number 89856T104 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on the Nasdaq Capital Market under the symbol “TC.” Each ADS represents 16 Class A ordinary shares of the issuer. No CUSIP number has been assigned to ordinary shares of the issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 89856T104

1.	Names of Reporting Persons. Zhiwen Lan
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 6 Class A ordinary shares (See Item 4)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 6 Class A ordinary shares (See Item 4)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6 Class A ordinary shares (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0% (See Item 4)
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13G

CUSIP No. 89856T104

1.		Names of Reporting Persons. First Aqua Inc.
2.		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 6 Class A ordinary shares (See Item 4)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 6 Class A ordinary shares (See Item 4)
	8.	Shared Dispositive Power 0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 6 Class A ordinary shares (See Item 4)
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.		Percent of Class Represented by Amount in Row (9) 0.0% (See Item 4)
14.		Type of Reporting Person (See Instructions) CO

Item 1(a).	Name of Issuer:

TuanChe Limited

Item1 (b).	Address of Issuer’s Principal Executive Offices:

9F, Ruihai Building, No. 21 Yangfangdian Road

Haidian District, Beijing 100038

People’s Republic of China

Item 2(a).	Name of Person Filing:

Zhiwen Lan

First Aqua Inc.

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

Zhiwen Lan

c/o TuanChe Limited

9F, Ruihai Building, No. 21 Yangfangdian Road

Haidian District, Beijing 100038

People’s Republic of China

First Aqua Inc.

Start Chambers, Wickham’s Cay II

P.O. Box 2221, Road Town

Tortola, British Virgin Islands

Item 2(c).	Citizenship:

Zhiwen Lan - People’s Republic of China

First Aqua Inc. - British Virgin Islands

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value US$0.0001 per share (the “Class A Ordinary Shares”)

Item 2(e).	CUSIP No.:

89856T104

CUSIP number 89856T104 has been assigned to the ADSs of the issuer, which are quoted on the Nasdaq Capital Market under the symbol “TC.” Each ADS represents 16 Class A ordinary shares of the issuer. No CUSIP number has been assigned to ordinary shares of the issuer.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d -2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership

The following information with respect to the ownership of the Class A Ordinary Shares by each of the reporting persons is provided as of December 31, 2021:

Reporting person	Amount beneficially owned:		Percent of class(1)		Sole power to vote or direct the vote:		Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:		Shared power to dispose or to direct the disposition of:
Zhiwen Lan	6	(2)	0.0	%(3)	6	(2)	0	6	(2)	0
First Aqua Inc.	6	(2)	0.0	%(3)	6	(2)	0	6	(2)	0

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 268,202,667 Class A Ordinary Shares outstanding as of December 31, 2021.

(2)	Represent 6 Class A Ordinary Shares held by First Aqua Inc. Mr. Zhiwen Lan is the beneficial owner and sole director of First Aqua Inc.

(3)	The 6 Class A Ordinary Shares held by the reporting person represent 0.0% of the Issuer’s outstanding ordinary shares as a single class, being the sum of 268,202,667 Class A Ordinary Shares and 55,260,580 Class B ordinary shares, par value US$0.0001 per share (the “Class B Ordinary Shares”), outstanding as of December 31, 2021, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to fifteen votes and is convertible into one Class A Ordinary Share.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

Not applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

FIRST AQUA INC.

By:	/s/ Zhiwen Lan
	Name:	Zhiwen Lan
	Title:	Director

ZHIWEN LAN

By:	/s/ Zhiwen Lan

LIST OF EXHIBITS

Exhibit 99.1* – Joint Filing Agreement dated February 13, 2020, by and among the Reporting Persons

* Previously filed